For Immediate Release

Sears Canada to Seek Approval for Corbeil Électrique Transaction

Toronto, ON, October 2, 2017 - Further to its announcement on September 29, Sears Canada Inc. (“Sears Canada” or the “Company”) today announced that it and certain of its subsidiaries (the “Sears Canada Group”) have filed motion materials regarding an additional order it will seek from the Ontario Superior Court of Justice (Commercial List) (“Court”) on October 4, 2017 in connection with a going-concern transaction for the Company’s wholly-owned subsidiary, Corbeil Électrique Inc. (“Corbeil”), a specialty retailer of major appliances, headquartered in Montreal, Quebec.

Under the asset purchase agreement with the buyer, Am-Cam Électroménagers Inc. (“Am-Cam”), the buyer intends to continue to operate the Corbeil business including Corbeil’s franchise network of stores. The transaction is expected to result in the continued employment of at least 90% of Corbeil’s corporate employees as well as the continued employment of the employees located in its franchised locations.

Sears Canada continues to operate its retail stores and website at sears.ca, featuring new Fall and Holiday apparel, accessories and home fashions as it continues its restructuring efforts and continues to serve Canadians with great quality products at outstanding prices.

The transaction is subject to a variety of closing conditions, including approval of the Court. Further details regarding the contemplated transaction are included in the motion material that will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada.

Additional Information

The Sears Canada Group was granted an Initial Order and protection under the Companies’ Creditors Arrangement Act (“CCAA”) on June 22, 2017. The stay period has been extended to October 4, 2017. The Sears Canada Group received the Court's approval of a SISP to seek out proposals for the acquisition of, or investment in, the Sears Canada Group's business, assets and/or leases, and to implement one or a combination of proposals.

Copies of the Company’s motion materials are available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois.

About Am-Cam Électroménagers Inc. « Am-Cam »

Established in June 1992, Am-Cam is an independent Canadian company whose head office is based in Laval, QC. Am-Cam is the holding of Distinctive Appliances Inc. With a diverse product line-up ranging from mid to high end European and North American appliances, the company has grown successfully over the past 25 years to become one of the most innovative, influential and recognized distributors in the premium home appliance industry. Leveraging a robust infrastructure and strong logistics to support its discerning clientele, from end consumers to the most trendsetting builders and designers, the company has become the state-of-the-art point of reference in independent distribution in Canada. Information can be found at http://www.distinctive-online.com/

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:

FTI Consulting:

Telephone:    416-649-8113
Toll Free:    1-855-649-8113
Email:        searscanada@fticonsulting.com
Web:        http://cfcanada.fticonsulting.com/searscanada.

Media contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca